MATERIAL CHANGE REPORT

1.	Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

2.	Date of Material Change

January 31, 2017

3.	News Release

On February 1, 2017, Cameco disseminated through Marketwired a news release announcing the material change described below. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.	Summary of Material Change

On January 31, 2017, Tokyo Electric Power Company Holdings, Inc. (“TEPCO”) confirmed in writing to Cameco Inc. (“CI”) that it would not accept a uranium delivery scheduled for February 1, 2017, and would not withdraw the contract termination notice it provided to CI on January 24, 2017 with respect to a uranium supply contract between TEPCO and CI (the “USC”). TEPCO alleged that an event of “force majeure” has occurred because it has been unable to operate its nuclear reactors for 18 consecutive months due to the Fukushima nuclear accident in March 2011 and resulting government regulations. CI sees no basis for terminating the USC, considers TEPCO to be in default, and will pursue all its legal rights and remedies against TEPCO.

Under the USC, TEPCO has already received and paid for 2.2 million pounds of uranium since 2014. The termination would affect approximately 9.3 million pounds of uranium deliveries through 2028, worth approximately $1.3 billion in revenue to Cameco, including about $126 million in each of 2017, 2018 and 2019 based on 855,000 pounds of deliveries in each of those years.

5.	Full Description of Material Change

Since the Fukushima nuclear accident in March 2011, Cameco has been working in good faith with TEPCO and other customers to help relieve the resulting challenges that they have experienced. There have been numerous discussions with TEPCO about a potential restructuring of the USC. Good faith negotiations between CI and TEPCO resulted in a number of deferrals and repurchases of uranium and amendments to the USC. While these discussions have been ongoing, TEPCO has continued to perform its obligations under the USC.

On June 22, 2016, TEPCO sent CI a binding delivery schedule for 2017 volumes under the USC, including the scheduled February 1, 2017 delivery.

On January 24, 2017, TEPCO sent CI a letter purporting to terminate the USC, alleging that an event of “force majeure” has occurred because TEPCO has been unable to operate its nuclear reactors for 18 consecutive months due to the Fukushima nuclear accident and resulting government regulations.

Given the past history of good faith discussions with TEPCO, the receipt of a binding delivery schedule for 2017 and the fact that under the USC, TEPCO had already received and paid for 2.2 million pounds of uranium since 2014, including a delivery in November 2016, Cameco was surprised by this letter and strongly disagreed with TEPCO’s purported termination of the USC.

On January 26, 2017, CI sent a letter to TEPCO making clear that CI did not accept TEPCO’s purported termination of the USC and requested confirmation regarding TEPCO’s position on the receipt of the February 1, 2017 scheduled delivery.

On January 31, 2017, TEPCO confirmed in writing that it would not accept the February 1, 2017 delivery and would not withdraw the contract termination notice it provided to CI on January 24, 2017. CI sees no basis for terminating the USC, considers TEPCO to be in default, and will pursue all its legal rights and remedies.

The termination would affect approximately 9.3 million pounds of uranium deliveries through 2028, worth approximately $1.3 billion in revenue to Cameco, including about $126 million in each of 2017, 2018 and 2019 based on 855,000 pounds of deliveries in each of those years.

In 2017, Cameco’s consolidated revenue, including the TEPCO volume, is expected to range between $2.1 billion to $2.2 billion. More information on Cameco’s 2017 outlook is provided with Cameco’s annual results, which were released after markets closed on February 9, 2017.

CI will be moving expeditiously to enforce its rights under the USC to recover losses arising from TEPCO’s actions. The USC provides for disputes to be resolved by binding arbitration after a period of good faith negotiations. As with any commercial dispute, it will take some time for a resolution to be achieved, particularly if it proceeds all the way to arbitration.

Cameco has sufficient financial capacity to manage any loss of revenue in 2017 as a result of the dispute.

All estimates and uranium volumes are provided on a consolidated basis for Cameco using expected contract prices and an exchange rate of $1.00 (US) for $1.30 (Cdn) and do not reflect any resale of the cancelled deliveries under the contract with TEPCO. All dollar amounts are in Canadian currency unless otherwise noted.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Further Information

Sean Quinn Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

9.	Date of Report

February 10, 2017

Caution Regarding Forward-Looking Information and Statements

Certain information in Item 4 and 5 of this material change report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws (which we refer to as forward-looking information), including our: estimates of revenue and uranium volumes for the remaining term of the contract and in each of 2017, 2018 and 2019 under contract; our estimate that Cameco’s 2017 consolidated revenue, including the TEPCO volume, is expected to range between $2.1 billion and $2.2 billion; and statements relating to legal rights and remedies and recovery of losses and value.

This forward-looking information is based on a number of assumptions including: that the information already available to us is sufficient to allow us to make reasonable estimates of the revenue losses to Cameco from the termination of the uranium supply contract; that there is no resale of terminated deliveries under contract; that our 2017 revenue is as expected; that our uranium delivery estimates to TEPCO under the contract are accurate; expected contract prices; and the assumed exchange rate noted above.

This information is subject to a number of risks, including that: our estimates of the delivery volumes and revenues losses for 2017, 2018, and 2019, as well for the remaining term of the contract, are inaccurate; actual 2017 revenue is different from our current expectations; and Cameco may not be successful in recovering all or any losses it may suffer arising from TEPCO’s actions.

Please also refer to our most recent annual information form and annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations, and other assumptions that we make in presenting forward-looking information.

The forward-looking information in this material change report represents our current views, and can change significantly. It is subject to material risks and based upon assumptions. Actual results may be significantly different from what we currently expect. Cameco has provided this forward-looking information to help you understand management’s current views, and may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.